Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Furniture Brands International, Inc.:

We consent to the use of our reports dated March 11, 2005, with respect to the consolidated balance sheets of Furniture Brands International, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference.

/s/ KPMG LLP

St. Louis, Misssouri

December 13, 2005